December 26, 2018

VIA EDGAR CORRESPONDENCE

Loan Lauren Nguyen, Legal Branch Chief

Anuja Majmudar, Attorney-Advisor

Division of Corporation Finance

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.- Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-228030)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 26, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern time, on Friday, December 28, 2018 (corrected from October 28 via teleconference with SEC staff) , or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We withdraw the request -we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please contact the undersigned and our legal counsel: Libertas Law Group Inc., Ruba Qashu at (949) 355-5405.

Very truly yours,

Libertas Law Group, Inc.

/s/ Ruba Qashu
Partner

cc:	Mr. Riccardo Delle Coste, Chief Executive Officer
Mr. Joseph S. Tesoriero, Chief Financial Officer
Mark Abdou, Esq.
Ruba Qashu, Esq.